04024296

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

PROCESSED
APR 14 2004
THOMSON FINANCIAL

31st March, 2004.

<u>Attn: Filing Desk - Stop 1-4</u>

SUPPL

RECEIVED APR 07 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 181

Dear Sirs,

<u>EMI Group plc - Ref. No: 82-373</u>

Further to our filing of 16th March 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a news release, dated 31st March 2004, announcing the outsourcing of manufacturing in Europe and the United States, together with additional restructuring of its labels and artist roster, particularly in Continental Europe; and,

(b) an announcement, dated 31st March 2004, confirming that The Goldman Sachs Group, Inc. had, as at 29th March 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 39,298,612 shares, being 4.98% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
<u>Deputy Secretary</u>

dlw 4/13

Encs.

Ref: 82-373

EMI

News Release

FOR IMMEDIATE RELEASE

ER 04/24

EMI ANNOUNCES STEPS TO FURTHER STRENGTHEN ITS BUSINESS
£50 MILLION IN ANNUALISED SAVINGS EXPECTED FROM:

- **OUTSOURCING MANUFACTURING IN EUROPE AND THE UNITED STATES**
- **ADDITIONAL RESTRUCTURING OF ITS LABELS AND ARTIST ROSTER, PARTICULARLY IN CONTINENTAL EUROPE**

LONDON, 31 MARCH 2004: EMI Group plc today comments on trading as it ends its financial year and announces further steps in its continuing drive to maximise efficiency and effectiveness in the changing global music marketplace:

- full-year sales in recorded music close to previous year's level and solid performance in music publishing;
- outsourcing manufacturing in Europe and the United States through third-party supply arrangements at substantially lower costs;
- restructuring some of its record labels and artist roster, particularly in Continental Europe, to ensure that resources are applied where they will generate the greatest success.

The steps being taken will further improve the company's financial performance and enable it to continue to succeed in the physical world whilst fully capitalising on the opportunities presented by its rapidly growing digital business.

As a result of these changes, EMI's headcount in its recorded music division will be reduced by approximately 20% (1,500), of which approximately 900 are related to the outsourcing of manufacturing.

EMI expects these initiatives to deliver total cost savings to the group of at least £50 million per annum. £25 million of these savings will be delivered in the financial year ending 31 March 2005, with the full annualised savings realised in the following financial year.

The one-off cash cost of delivering these initiatives will be approximately £75 million. There will be a non-cash charge associated with the write-down of assets due to the outsourcing of manufacturing in Europe and the United States of approximately £30 million. Subject to further review, there will be a non-cash charge of approximately £50 million pertaining to the impairment of goodwill, advances and other intangibles, to recognise the reduction in the artist roster as well as the declines in the music industry. These amounts are expected to be reflected as exceptional charges for the financial year ending 31 March 2004.

Eric Nicoli, Chairman of EMI Group, said: "Over the past two and a half years, against the backdrop of tough market conditions, we have transformed our recorded music business. Since their arrival in 2001, Alain Levy and David Munns have taken vital steps to improve our competitive position and the financial performance of the business. They have delivered over £100 million of fixed-cost savings so far and have also managed a dramatic turnaround in the performance of our US operations. By strengthening our management capability and investing in artist development worldwide, they have established a momentum in the business which we are determined to maintain.

The actions announced today represent another major step forward. EMI will continue to be an agile and progressive music content company that fully embraces and profits from changes in technology and consumer trends. Whilst we remain optimistic that the market will return to growth in due course, we are committed to being in the best possible shape to compete in all conditions and to take advantage of improving trends."

Alain Levy, Chairman & CEO of EMI Music said: "The time is right to further reposition EMI Music. Exiting manufacturing in our two primary regions of Europe and the US will allow us to lower our costs while flexibly meeting our supply needs in the future. These additional steps will more closely align us with the evolution we are seeing in our markets. We believe that by concentrating our efforts on a tightened roster of artists we will increase our revenue-generating potential while reducing our costs, even as we continue to invest in artists worldwide and in developing our digital capabilities."

Commenting on full-year trading, Eric Nicoli also said "In the financial year just ending, we have outperformed the industry on the most important measures. In recorded music, we have enjoyed market share gains, with sales for the full year close to last year's level. While our investment in IT systems and in developing new revenue streams – both of which will generate significant benefits in the future – has modestly constrained the overall margin, our underlying operating margins have strengthened. Furthermore, Marty Bandier has continued to drive our music publishing business to deliver another solid performance for the year."

Outsourcing manufacturing in Europe and the United States
EMI is announcing today that it will shortly cease self-manufacturing its CDs and DVDs in Europe and the United States. EMI will transfer its manufacturing facility and its associated assets in Uden, The Netherlands to MediaMotion (a member of the Dutch ECF Group) subject to obtaining the advice of the works council for the Uden manufacturing plant. The agreement entails the employees presently employed by EMI at the Uden manufacturing plant transferring to MediaMotion. EMI will also be closing its manufacturing facility in Jacksonville, Illinois, USA and has given notice to the employees who will be affected. However, EMI intends to maintain its supply group, physical warehouse and distribution facilities and functions at both locations.

Simultaneously, EMI has entered into long-term supply agreements with MediaMotion and Cinram International Inc. for the supply of CDs and DVDs. MediaMotion will manufacture product for those EMI entities currently serviced from EMI's Uden facility, whilst Cinram will manufacture for EMI companies who currently receive product from the Jacksonville facility.

EMI will be meeting the vast majority of its music product requirements through these two market-priced supply agreements. These agreements have been structured to deliver the lowest possible unit cost to EMI over their full term. As a result of these transactions, EMI's manufacturing costs will not only be reduced but will also become fully variable, insulating the business from the effects of changing volumes. The sales proceeds for the Uden transfer are nominal and there are no upfront proceeds in respect of these supply agreements.

EMI will retain its two joint-venture facilities, one in Japan (part of the Toshiba-EMI joint-venture company) and one in Australia (a joint venture with Warner Music), as well as a small facility in Canada. It is currently anticipated that the Uden transfer and the Jacksonville manufacturing plant closure will both be completed by the end of the summer of 2004.

Restructuring some of its labels and artist roster

To maximise its ability to develop the careers of its artists, EMI is refining the structure and the way that some of its labels operate, particularly in Continental Europe. EMI is reducing its global roster by approximately 20%, affecting largely niche and under-performing artists. The roster is being rebalanced to focus resources and efforts more effectively on the artists who have the greatest potential on both a global and local level.

In a number of smaller countries, EMI is consolidating its marketing through a single department in each country. This new structure will focus the best marketing executives on servicing the releases from both Capitol and Virgin. EMI is also merging several smaller niche labels into larger label groups to increase the efficiency of its repertoire management. In particular, within the US, the new age label Higher Octave is being combined with Narada and the Christian music labels Sparrow and Forefront are becoming one label group.

As the traditional music retail environment becomes more concentrated and the digital channel expands, EMI is continuing to realign its selling resources to best meet the demands of its changing customer base.

EMI is expanding its use of shared services for its back office functions, particularly within North America and Continental Europe, and further reducing administrative workload by eliminating duplication and streamlining processes even in advance of the full roll out of its Technology Change programme.

Other initiatives

As previously announced, EMI is investing in a three-year Technology Change programme, upgrading and expanding its systems, to make the recorded music division increasingly digital in the way that it operates both internally and externally. Once fully implemented, EMI expects that this technology effort will deliver further annualised benefits, in excess of £20 million. Given the phasing of the investment, EMI has incurred costs for the financial year ending 31 March 2004 and savings will only start to build in the latter half of the next financial year. This initiative is distinct from the costs and savings outlined in today's announced actions.

Also as previously announced, EMI's music publishing division is proceeding with a restructuring initiative which is anticipated to incur an exceptional charge of approximately £6.5 million, £4.9 million of which was taken in the first half. Through this effort, the music publishing business is reducing its staff by approximately 5% and replacing and upgrading its systems to improve efficiencies. It is expected that this programme will deliver savings of approximately £2.7 million in the financial year ending 31 March 2004. This initiative is also distinct from today's announced actions.

As previously indicated, EMI expects to acquire the final 20% stake in the Jobete song catalogue, taking its shareholding to 100%. The cash price will be approximately US$80 million and the transaction should be completed in the next few days. Jobete is one of the world's premier music publishing catalogues, containing over 15,000 Motown standards such as *I Heard it Through the Grapevine*, *My Girl*, *I Just Called to Say I Love You* and *I'll Be There*. EMI bought an initial 50% stake in Jobete in 1997 and a further 30% stake a year ago.

The Group will make its preliminary results announcement on 24 May 2004.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/25

Company Announcements Office,
London Stock Exchange.

31st March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 31st March 2004, that, as at 29th March 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 39,298,612 shares, being 4.98% of the shares in issue. We were further notified that 24,693,799 shares were held by Goldman, Sachs & Co. and 14,604,813 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary